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                                                                      EXHIBIT 12

                          ENRON CORP. AND SUBSIDIARIES
                      COMPUTATION OF RATIO OF EARNINGS TO
                           COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                                 (In Millions)
                                  (Unaudited)

                                      Nine Months             Year Ended December 31,
                                        Ended       -------------------------------------------------
                                       9/30/98      1997      1996      1995       1994      1993
                                       --------------------------------------------------------------
Earnings available for fixed charges
   Net income (loss)                   $  527       $ 105    $  584    $  520    $  453     $  333
   Less:
      Undistributed earnings and
       losses of less than 50% owned
       affiliates                         (35)        (89)      (39)      (14)       (9)       (20)
      Capitalized interest of
       nonregulated companies             (41)        (16)      (10)       (8)       (9)       (26)
   Add:
      Fixed charges (a)                   595         674       454       436       487        471
      Minority interests                   60          80        75        27        30         28
      Income tax expense (benefit)        196         (65)      297       310       190        148
                                       --------------------------------------------------------------
         Total                         $1,302       $ 689    $1,361    $1,271    $1,142     $  934
                                       ==============================================================

Preferred dividend requirements        $   13       $  17    $   16    $   16    $   15     $   17
Ratio of income before provision
 for income taxes to net income (b)      1.34        1.21      1.46      1.55      1.37       1.41
Preferred dividend factor on a
 pretax basis                              17          21        23        25        21         24
Fixed charges
   Interest expense (a)                   544         624       404       386       445        436
   Rental expense representative of
    interest factor                        51          50        50        50        42         35
                                       --------------------------------------------------------------
         Total                         $  612       $ 695    $  477    $  461    $  508     $  495
                                       ==============================================================

Ratio of earnings to combined fixed
 charges and preferred dividends         2.13         (c)      2.85      2.76      2.25       1.89
                                       ==============================================================

(a) Amounts exclude costs incurred on sales of accounts receivables.
(b) Represents net income before provision for income taxes dividend by net income, which adjusts dividends on preferred stock to a pretax basis.
(c) For the year ended December 31, 1997, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $6 million.